Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-197133 of our report dated May 30, 2014 relating to the consolidated financial statements of Avalanche Biotechnologies, Inc. and its subsidiary (collectively, the “Company”) as of and for the years ended December 31, 2013 and 2012, and for the period from July 17, 2006 (date of inception) to December 31, 2013 (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the Company being in the development stage as of December 31, 2013) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

San Jose, California

July 18, 2014